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                              March 18, 2021

       Brent de Jong
       Chief Executive Officer
       Agrico Acquisition Corp.
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102, Cayman Islands

                                                        Re: Agrico Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed February 18,
2021
                                                            CIK No. 0001842219

       Dear Mr. de Jong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Expression of Interest, page 14

   1. We note your disclosure that your anchor investor has indicated an interest to purchase
                                                        9.99% of the units in
the offering. We also note that this entity plans to purchase an interest in your
sponsor. Please revise your disclosure to identify the anchor investor and disclose the timing and
circumstances under which the investor became aware of the
                                                        offering and expressed
to you its intention to participate. Also, please clarify the percentage that will be
held by insiders if the anchor investor makes this purchase.
                                                        Considering 9.99% of 20
million units would represent 1,998,000 units to be sold in the offering, please revise
your disclosures elsewhere in the prospectus as appropriate.
 Brent de Jong
FirstName  LastNameBrent
Agrico Acquisition Corp. de Jong
Comapany
March      NameAgrico Acquisition Corp.
       18, 2021
March2 18, 2021 Page 2
Page
FirstName LastName
2. Please disclose whether there is a ceiling on the amount that may be purchased by the anchor investor and quantify any ceiling. Alternatively, if there is a chance that the anchor investor will not participate, despite the fact that you have instructed your underwriter to sell shares to the anchor investor, please revise to clarify when you will know if (and in what amounts) the anchor investor will participate. In addition, we note conflicting disclosure in the final paragraph on page 14 and in the second-to-last risk factor on page
         37 about whether you will need the votes of additional public shares if the anchor investor purchases the number of shares indicated and votes them in favor of the business combination. Please revise to reconcile. Lastly, file the agreements between the sponsor and the anchor investor as an exhibits to the registration statement, or explain why you do not believe you are required to do so

Financial Statements, page F-1

3. We note that you were incorporated on July 31, 2020 and adopted a December 31 fiscal year. Please provide audited financial statements for the fiscal year ended December 31,
         2020 and tell us how you determined that it would be appropriate to include audited financial statements for the period as of and for the 25 days ended January 25, 2021.
         Refer to Rule 8-02 of Regulation S-X.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551- 3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Tahra Wright